UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Frontier Communications Parent, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
35909D109
(CUSIP Number)
Haig Maghakian, GLENDON CAPITAL MANAGEMENT LP 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404 Phone: 310-907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glendon Capital Management LP (46-1394333)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,215,909
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,215,909
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,215,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON IA

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holly Kim Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(c) ☐ (d) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,215,909
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,215,909
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,215,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON IN, HC

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

CUSIP No. 35909D109
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G2 Communication L.P. (86-2178007)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,929,968
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,929,968
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,929,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14		TYPE OF REPORTING PERSON PN

(1) Percentage based on 249,008,399 shares of the Issuer’s Common Stock outstanding as of October 7, 2024, as reported by the Issuer in the definitive proxy statement on Schedule 14A as filed with the SEC on October 7, 2024.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on October 21, 2024 (the “Prior Schedule 13D”), which amended and supplemented amendment No. 3 to the Schedule 13G filed with the SEC on February 12, 2024, by Glendon Capital Management, LP (“GCM”), Holly Kim Olson and G2 Communication L.P. (“G2”) (collectively referred to as the “Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 1, the Prior Schedule 13D is unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes in the ordinary course of business because they believed that the securities reported herein, when acquired, represented an attractive investment opportunity.

On October 14, 2024, a news article was published by Reuters stating that the Reporting Persons intend to vote against the proposed acquisition of the Issuer (the “Proposed Acquisition”) by Verizon Communications Inc. (“Verizon”), citing sources familiar with the Reporting Persons’ plans.

On October 23, 2024, the Reporting Persons delivered a letter (the “Letter”) to the board of directors of the Issuer (the “Issuer Board”) stating the reasons for the Reporting Persons’ opposition to the Proposed Acquisition by Verizon and reiterating the Reporting Persons’ intention to vote against the Proposed Acquisition. The Reporting Persons also issued a press release (the “Press Release”) on October 23, 2024 announcing the delivery of the Letter to the Issuer Board and summarizing the Reporting Persons’ opposition and intention with respect to the Proposed Acquisition expressed in the Letter.

A copy of the Letter is attached hereto as Exhibit 99.2 and a copy of the Press Release is attached hereto as Exhibit 99.3, and each is incorporated herein by reference.

The Reporting Persons do not currently have an intention to engage in any (i) control transaction with or in connection with the Issuer or (ii) solicitation of votes in connection with the Proposed Acquisition or any contested election of directors of the Issuer.

The Reporting Persons have engaged and will continue to engage in discussions regarding the Proposed Acquisition with other securityholders of the Issuer, the Issuer Board and management, Verizon’s board of directors and management, and other relevant parties. The Reporting Persons may engage in discussions with management, the Issuer Board and management, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore other extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer Board. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons and may enter into to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.2 and Exhibit 99.3 and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.2 – Letter from the Reporting Persons to the Issuer Board, dated October 23, 2024 Exhibit 99.3 – Press Release, dated October 23, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, L.P.

October 24, 2024	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

October 24, 2024	/s/ Holly Kim Olson

G2 Communication L.P.

October 24, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner